UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F

INFORMATION STATEMENT FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Vinyl Products, Inc.
(Exact name of registrant as specified in its charter)

Nevada	26-0295367
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30950 Rancho Viejo Rd #120
San Juan Capistrano, CA	92675
(Address of principal executive offices)	(Zip code)

(949)373-7281
 (Registrant’s telephone number, including area code)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS SCHEDULE 14F.  NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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VINYL PRODUCTS, INC.
30950 Rancho Viejo Rd. #120
San Juan Capistrano, CA 92675

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE OF COMPOSITION OF THE BOARD OF DIRECTORS

January 10, 2011

This Information Statement is being furnished to holders of record of the common stock of Vinyl Products, Inc. (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is being mailed on or about January 10, 2011, by the Company to the holders of record of shares of its common stock as of the close of business on that date.

You are receiving this Information Statement as a stockholder of the Company to inform you of an anticipated change in control of the Company and a change in the majority of the Board effected pursuant to an Equity Exchange Agreement, dated as of December 31, 2010 (the "Exchange Agreement"), by and among the Company, Brackin O’Connor, LLC (“Brackin O’Connor”) and the members of Brackin O’Connor (the “Brackin Members”).  Pursuant to the Exchange Agreement, on December 31, 2010 (the “Closing Date”), the Company issued a total of 20,000,000 shares of common stock to the Brackin Members in exchange for the transfer to the Company of all of the membership interests in Brackin O’Connor (the “Equity Exchange”).   Following completion of the Equity Exchange, the Company disposed of all of the capital stock of its subsidiaries Vinyl Fence Company, Inc. and VFC Franchise Corp. in exchange for the return of 20,000,000 shares of the Company’s common stock (which we cancelled upon acquisition by the Company) and the assumption of certain liabilities of the Company  (the “VFC Disposition”).  A detailed description of the Equity Exchange and the VFC Disposition is included in the Company’s Current Report on Form 8-K that was filed with the Securities and Exchange Commission on January 6, 2011.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEES TO THE BOARD.  NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED, AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.  YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

VOTING SECURITIES

The Company is authorized to issue 100,000,000 shares of common stock, par value of $0.0001 per share (the “Common Stock”) and 10,000,000 shares of preferred stock, par value $0.0001 per share.  On January 1, 2011, there were 20,064,000 shares of our Common Stock issued and outstanding.  This number gives effect to the completion of the Equity Exchange and to the cancellation of 20,000,000 shares that occurred immediately following the completion of the VFC Disposition.

Each share of issued and outstanding Common Stock entitles the holder thereof to fully participate in all stockholder meetings, to cast one vote on each matter with respect to which stockholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the Common Stock, as well as in the net assets of the corporation upon liquidation or dissolution.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of January 1, 2011, certain information regarding the beneficial ownership of the Company’s Common Stock giving effect to the Equity Exchange and the VFC Disposition.  The table sets forth the beneficial ownership of (i) each person who, to our knowledge, beneficially owns more than 5% of the outstanding shares of Common Stock; (ii) each of the nominees for director and executive officer of the Company; and (iii) all of our executive officers and nominees for director as a group.  The number of shares owned includes all shares beneficially owned by such persons, as calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Under such rules, beneficial ownership includes any shares of Common Stock as to which a person has sole or shared voting power or investment power and any shares of Common Stock which the person has the right to acquire within 60 days of January 1, 2011 through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement.  Unless otherwise indicated, the address of each shareholder is c/o the Company.

Name of Beneficial Owner	Number of Shares	Percentage(1)

Doug Brackin (2)	20,000,000	99.7%
Joy Brackin (2)	20,000,000	99.7%
Keith Moore	0	0%
Executive Officers and Directors as a Group (two persons)	20,000,000	99.7%
* Denotes less than 1%

(1)
Beneficial ownership percentages gives effect to the completion of the Equity Exchange, and are calculated based on  shares of Common Stock issued and outstanding.  Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. The number of shares beneficially owned by a person includes shares of Common Stock underlying options or warrants held by that person that are currently exercisable or exercisable within 60 days of January 1, 2011.  The shares issuable pursuant to the exercise of those options or warrants are deemed outstanding for computing the percentage ownership of the person holding those options and warrants but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(2)	Includes 10,000,000 shares owned by each of Doug Brackin and Joy Brackin. Doug Brackin and Joy Brackin are husband and wife.

CHANGE OF CONTROL

On December 31, 2010, the Company, Brackin O’Connor and the Brackin Members entered into the Equity Exchange Agreement and consummated the Equity Exchange.  Pursuant to the Equity Exchange, the Company issued a total of 20,000,000 shares of Common Stock to the Brackin Members in exchange for the transfer to the Company of all of the membership interests in Brackin O’Connor.   Following completion of the Equity Exchange, the Company completed the VFC Disposition by disposing of all of the capital stock of its subsidiaries Vinyl Fence Company, Inc. and VFC Franchise Corp. in exchange for the return of 20,000,000 shares of Common Stock (which we cancelled upon acquisition by the Company) and the assumption of certain liabilities of the Company.  As a result of the Equity Exchange and the VFC Disposition, Brackin O’Connor became the wholly-owned subsidiary of the Company and the Brackin Members acquired control of the Company.  The Company's officers and directors tendered their resignations that became effective as of December 31, 2010 with respect to their officers’ positions and on the 11th day following the mailing of this Schedule 14F with respect to their positions as directors.  However, he has agreed to stay for a limited period of time to allow for an orderly transition.  The Company appointed as new officers and directors the individuals identified below.  Such appointments became effective on December 31, 2010.

CHANGES TO THE BOARD OF DIRECTORS

On the date of the completion of the Equity Exchange, Gordon Knott tendered his resignation as an officer of the Company, effective immediately.  In addition, Mr. Knott and Garabed Khatchoyan will resign as directors, effective on the 11th day following the mailing of this Schedule 14F to our stockholders.  In connection therewith, effective on the date of completion of the Equity Exchange, Doug Brackin was appointed Director and President and Keith Moore was appointed, Director, Treasurer and Secretary.  Effective on the 11th day following the mailing of this Schedule 14F, our Board of Directors will consist of Messrs. Brackin and Moore.  Thereafter, additional vacancies on our Board of Directors and officers may be elected from time to time by the Board or the Company’s stockholders.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  Officers are elected annually by the Board of Directors (subject to the terms of any employment agreement), at its annual meeting, to hold such office until an officer’s successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board. There are no family relationships among directors and executive officers.  Following are brief descriptions of the business experience of each director, nominee for director and each newly appointed executive officer.

Name	Age	Position
Doug Brackin	48	Director, President and Chief Executive Officer
Keith Moore	50	Director, Treasurer and Secretary

Doug Brackin – Director, President and Chief Executive Officer

Mr. Brackin is a real estate hospitality entrepreneur.  He built his first lodging establishment in 1988 in Payson, Arizona.  He operated the Payson Pueblo Inn for 3 ½ years, then sold the property for a profit in March of 1992.  His next project was the Majestic Mountain Inn, which was built in 1993.   This project was owned by Mr. Brackin for 10 years, and again sold for a profit.  During 2000-2001, Mr. Brackin co-developed an office building along with a steakhouse named Fargo’s.  In 2004, Mr. Brackin co-developed a 33 lot subdivision in Flagstaff, Arizona.  Doug did all the entitlement work for this project and handled all the sales of the 33 lots generating over $7 million in sales.  Mr. Brackin renovated a drinking lounge in 2008 and sold this establishment for a profit in 2009.  Mr. Brackin is currently involved in a start up transportation-coinceirge business in Scottsdale, Arizona.  Mr. Brackin earned a B.S. in Hotel, Restaurant, and Tourism at Northern Arizona University.  Mr. Bracking also holds an Arizona Real estate license as well as an Arizona Insurance license.

Keith Moore, Director, Treasurer and Secretary

Mr. Moore co-founded Monarch Bay Associates, LLC, a FINRA member broker dealer in 2006. He has served his entire career founding, growing and financing technology and service companies. Throughout his career Mr. Moore has served in various executive capacities for micro-cap to Russell 1000 companies, including Activision, Inc., DataLogic International, Inc., and POPcast Communications Corp. Mr. Moore has raised over $100 million for these organizations and has grown collective revenues in excess of $600 million.

From 1996 through 2007, Mr. Moore served in Chief Executive and other executive capacities for DataLogic International, Inc., POPcast Communications Corp., and iTechexpress, Inc., overseeing their respective strategic growth and capital raises.  From 1991 through 1996, Mr. Moore served as President, Chief Operating Officer, Chief Financial Officer, Director and Consultant of Activision, Inc. (NASDAQ: ATVI), recognized as the international market leader in videogames and multimedia software.  Mr. Moore is a founder of International Consumer Technologies Corp. and was Vice President, Chief Financial Officer and Director since its inception in July 1986 until its merger into Activision in December 1991. Mr. Moore, board Emeritus of the Mission Hospital Foundation Board of Directors earned a B.S. in Accounting and a Masters in Finance from Eastern Michigan University.

Employment Agreements

The Company has no employment agreements with any executive officer or director.

Compensation of Directors

Compensation for the Directors and Executive Officers has not been determined at this time.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Commission Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.  Based upon (i) the copies of Section 16(a) reports that the Company received from such persons for their 2010 fiscal year transactions, the Company believes that there has been compliance with all Section 16(a) filing requirements applicable to such officers, directors, and five-percent beneficial owners for such fiscal year.

EXECUTIVE COMPENSATION

The Company has have never paid any compensation to any of its officers or directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

No director, officer, principal stockholder holding at least 5% of our common shares, or any family member thereof, had any material interest, direct or indirect, in any transaction, or proposed transaction, since the beginning of our last fiscal year ended December 31, 2009, in which the amount involved in the transaction exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last three completed fiscal years.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports with the SEC.  These reports include annual reports, quarterly reports as well as other information required to be filed pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

January 10, 2011

By order of the Board of Directors

/s/ Doug Brackin, President